UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2024

Commission file number 001- 41291

Meihua International Medical Technologies Co., Ltd.

(Translation of registrant’s name into English)

88 Tongda Road, Touqiao Town

Guangling District, Yangzhou, 225000

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Other Events

As previously disclosed on our Current Report on Form 6-K, dated December 28, 2023 (the “December 28 Current Report”), on December 27, 2023, Meihua International Medical Technologies Co., Ltd., a Cayman Islands exempted company with limited liability (the “Company”), entered into a securities purchase agreement (the “SPA”) with certain institutional investors (the “Investors”), pursuant to which the Company agreed to issue and sell, from time to time, up to $50,500,0000 in the Company’s securities (the “Offering”), consisting of senior convertible notes, issuable at a 7.0% original issue discount (the “Notes”), and accompanying ordinary share purchase warrants (the “Warrants”) with five-year terms and exercisable for a number of the Company’s ordinary shares, par value $0.0005 per share (the “Ordinary Shares”), equal to 50% of the number obtained from dividing each Note’s principal value by the applicable VWAP (as defined in the SPA) subject to adjustment pursuant and a 4.99% beneficial ownership limitation. The Company also agreed to sell to the Investors at the initial closing of the Offering (the “First Closing”) $6,000,000 in Notes (the “Registered Notes”), convertible at the lower of (i) $2.738 per share (or 110% of the VWAP of the Ordinary Shares on December 27, 2023) or (ii) a price per share equal to 95% of the lowest VWAP of the Ordinary Shares during the seven trading day period immediately preceding the applicable conversion date, subject to certain adjustments and a 4.99% beneficial ownership limitation, and Warrants exercisable for up to an aggregate of 1,205,255 Ordinary Shares, at an exercise price of $2.9869 per share (or 120% of the VWAP of the Ordinary Shares on December 27, 2023) (the “First Warrants”). The terms of the SPA, Registered Notes and First Warrants are further described in our December 28 Current Report.

On January 2, 2024, the Company and the Investors closed on the First Closing, at which time the Registered Notes were issued pursuant to a prospectus supplement to our effective shelf registration statement on Form F-3, as amended (File No. 333-274194), which was declared effective on September 29, 2023, and the First Warrants were issued in a concurrent private placement pursuant to an exemption from registration under Section 4(a)(2) and Regulation D of the Securities Act of 1933, as amended.

As also previously disclosed in the December 28 Current Report, the Notes do not bear interest except upon the occurrence of an event of default thereunder, have 364-day maturity dates, must be redeemed by the Company at a premium in the event of (i) a Subsequent Financing (as defined in the SPA), (ii) a Change of Control (as defined in the SPA) and (iii) certain equity conditions listed therein. The Company also has the option to redeem the Notes in the event that the Company deems it in its best interest to do so, such as if it believes an event of default under the Notes is imminent. The Notes contain certain other covenants and events of default customary for similar transactions.

At the First Closing, the Company received gross proceeds of $5,580,000, before expenses. Maxim Group LLC (“Maxim”) acted as the Company’s sole placement agent for the Offering and received compensation equal to 7.0% of the gross proceeds of the First Closing. The Company also reimbursed all travel and other out-of-pocket expenses of Maxim for $50,000, including the reasonable and accounted fees and expenses of legal counsel to Maxim.

Issuance of Press Release

On January 2, 2024, the Company issued a press release, a copy of which is attached as Exhibit 99.1 to this Current Report on Form 6-K, announcing the closing of the sale of $6.0 million of Registered Notes and the First Warrants .

Exhibit No.	Exhibit
4.1	Form of 7% OID Convertible Note (incorporated by reference to Exhibit 99.2 to the Current Report on Form 6-K filed December 28, 2023).
4.2	Form of Warrant (incorporated by reference to Exhibit 99.3 to the Current Report on Form 6-K filed December 28, 2023).
5.1	Legal Opinion of Ogier
99.1	Press Release dated January 2, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Meihua International Medical Technologies Co., Ltd.

Dated: January 2, 2024	By:	/s/ Xin Wang
	Name:	Xin Wang
	Title:	Chief Executive Officer
(Principal Executive Officer)

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